

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2015

Dliar Adam Merza
Chief Executive Officer
Ziwira, Inc.
445 Park Avenue, 9th Floor
New York, NY 10022

> **Re:** **Ziwira, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 22, 2015**
> **File No. 333-203471**

Dear Mr. Merza:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated May 14, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Based on your operations, we are unable to agree with your response to prior comment 1 regarding your status as a shell company under Securities Act Rule 405. While you state in your response that you are actively pursuing your business plan, your website is currently in development and is not generating revenues. In addition, you have no assets. Please revise your disclosure on the cover page and on page 37 to indicate that you are a shell company.

Summary of Prospectus, page 4

2.   Please disclose prominently in the summary and business sections that you have no customers or revenues. In addition, disclose, if true, that your business operations to date

are limited to developing a business plan or, alternatively, provide a succinct description of the extent of your limited business operations.

The Offering, page 5

3. Refer to prior comment 7. As the costs disclosed in the table on page 41 are only being incurred as a result of this offering, the proceeds to you should be presented net of the offering costs. Please revise your disclosure on page 5 to indicate proceeds to you net of the associated expenses. In addition, revise the disclosure under "Use of Proceeds" on page 16 to include your offering costs.

Risk Factors, page 7

4. Regarding your response to prior comment 16, please include a risk factor highlighting the risks relating to the limited time commitment by Messrs. Merza and Haddad, in accordance with our comment. Also address the conflicts of interest from Mr. Merza's employment at Ziwira FZE in the risk factor and on page 35 under the caption "Conflicts of Interest." The revised disclosure should clearly explain the business of Ziwira FZE and the apparent conflicts.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Kenneth Bart, Esq.
        Bart and Associates LLC